Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2012

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2012	2011	2012	2011
OPERATING REVENUES
Service		$2,551	$2,443	$7,481	$7,159
Equipment		204	169	537	503
		2,755	2,612	8,018	7,662
Other operating income	6	19	10	52	45
		2,774	2,622	8,070	7,707
OPERATING EXPENSES
Goods and services purchased		1,222	1,178	3,490	3,410
Employee benefits expense	7	534	476	1,555	1,393
Depreciation		362	331	1,049	989
Amortization of intangible assets		99	112	338	340
		2,217	2,097	6,432	6,132
OPERATING INCOME		557	525	1,638	1,575
Financing costs	8	86	92	246	290
INCOME BEFORE INCOME TAXES		471	433	1,392	1,285
Income taxes	9	120	107	365	307
NET INCOME		351	326	1,027	978
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(2)	7	(5)	9
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(7)	6	(2)	2
Change in unrealized fair value of available-for-sale financial assets		11	—	11	—
		2	13	4	11
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		94	(360)	82	(443)
		96	(347)	86	(432)
COMPREHENSIVE INCOME		$447	$(21)	$1,113	$546
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$351	$325	$1,027	$973
Non-controlling interests		—	1	—	5
		$351	$326	$1,027	$978
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$447	$(22)	$1,113	$541
Non-controlling interests		—	1	—	5
		$447	$(21)	$1,113	$546
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$1.08	$1.00	$3.16	$3.00
Diluted		$1.07	$1.00	$3.14	$2.98
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$0.61	$0.55	$1.800	$1.625
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		326	325	325	324
Diluted		328	327	327	326

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and temporary investments, net		$45	$46
Accounts receivable	24(a)	1,495	1,428
Income and other taxes receivable		12	66
Inventories	24(a)	280	353
Prepaid expenses		226	144
Derivative assets	4(f)	14	14
		2,072	2,051
Non-current assets
Property, plant and equipment, net	15	8,109	7,964
Intangible assets, net	16	6,126	6,153
Goodwill, net	16	3,695	3,661
Real estate joint venture	17	11	—
Other long-term assets		142	81
Investments		32	21
		18,115	17,880
		$20,187	$19,931

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	18	$403	$404
Accounts payable and accrued liabilities	24(a)	1,547	1,419
Income and other taxes payable		192	25
Dividends payable	12	199	188
Advance billings and customer deposits	24(a)	669	655
Provisions	19	41	88
Derivative liabilities	4(f)	2	—
Current maturities of long-term debt	20	969	1,066
		4,022	3,845
Non-current liabilities
Provisions	19	173	122
Long-term debt	20	5,213	5,508
Other long-term liabilities	24(a)	1,113	1,343
Deferred income taxes		1,619	1,600
		8,118	8,573
Liabilities		12,140	12,418
Owners’ equity
Common Share and Non-Voting Share equity	21	8,047	7,513
		$20,187	$19,931
Commitments and Contingent Liabilities	22

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital (Note 21)							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	973	—	973	5	978
Other comprehensive income		—	—	—	—	—	—	(443)	11	(432)	—	(432)
Dividends	12	—	—	—	—	—	—	(527)	—	(527)	(4)	(531)
Dividend Reinvestment and Share Purchase Plan
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	7	—	—	7	—	7
Shares issued pursuant to cash exercise of share options	13(b)	—	—	622,661	33	33	(11)	—	—	22	—	22
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	298,401	2	2	(2)	—	—	—	—	—
Acquisition of subsidiary		—	—	—	—	—	—	1	—	1	(2)	(1)
Balance as at September 30, 2011		174,915,546	$2,219	149,619,317	$3,326	$5,545	$170	$2,130	$12	$7,857	$21	$7,878
Balance as at January 1, 2012		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513
Net income		—	—	—	—	—	—	1,027	—	1,027	—	1,027
Other comprehensive income		—	—	—	—	—	—	82	4	86	—	86
Dividends	12	—	—	—	—	—	—	(586)	—	(586)	—	(586)
Share option award expense	13	—	—	—	—	—	7	—	—	7	—	7
Shares issued pursuant to cash exercise of share options	13(b)	—	—	13,450	—	—	—	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	954,239	18	18	(18)	—	—	—	—	—
Share conversion requested by holder in accordance with Company’s Articles		(5,000)		5,000	—	—	—	—	—	—	—	—
Balance as at September 30, 2012		174,910,546	$2,219	150,905,854	$3,355	$5,574	$155	$2,303	$15	$8,047	$—	$8,047

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income		$351	$326	$1,027	$978
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		461	443	1,387	1,329
Deferred income taxes		147	84	(4)	257
Share-based compensation	13	13	8	29	8
Net employee defined benefit plans expense	14(a)	(4)	(8)	(7)	(24)
Employer contributions to employee defined benefit plans		(14)	(13)	(145)	(263)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration	6	—	—	—	(16)
Other		(7)	(11)	(7)	(42)
Net change in non-cash operating working capital	24(b)	18	8	236	(419)
Cash provided by operating activities		965	837	2,516	1,808
INVESTING ACTIVITIES
Cash payments for capital assets	24(b)	(475)	(435)	(1,463)	(1,345)
Cash payments for acquisitions and related investments	24(b)	(7)	(3)	(48)	(79)
Real estate joint venture advances and contributions	17(c)	(29)	—	(67)	—
Real estate joint venture receipts	17(c)	29	—	47	—
Proceeds on dispositions	24(b)	2	—	20	—
Other		(10)	—	(33)	4
Cash used by investing activities		(490)	(438)	(1,544)	(1,420)
FINANCING ACTIVITIES
Non-Voting Shares issued		—	—	—	19
Dividends paid to holders of Common Shares and Non-Voting Shares	24(b)	(198)	(178)	(575)	(463)
Issuance and repayment of short-term borrowing	18	3	35	(1)	39
Long-term debt issued	20, 24(b)	928	700	3,624	3,110
Redemptions and repayment of long-term debt	20, 24(b)	(1,235)	(921)	(4,021)	(2,993)
Acquisition of additional equity interest in subsidiary from non-controlling interest		—	—	—	(51)
Dividends paid by a subsidiary to non-controlling interest		—	—	—	(4)
Other		—	—	—	(6)
Cash provided (used) by financing activities		(502)	(364)	(973)	(349)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(27)	35	(1)	39
Cash and temporary investments, net, beginning of period		72	21	46	17
Cash and temporary investments, net, end of period		$45	$56	$45	$56
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)		$(56)	$(62)	$(228)	$(268)
Interest received		$1	$—	$12	$—
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(58)	$(43)	$(137)	$(159)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2012

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to condensed interim consolidated financial statements		Page	Description
General application
1.	Condensed interim consolidated financial statements	7	Summary explanation of basis of presentation of condensed interim consolidated financial statements
2.	Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will or may affect the Company
3.	Capital structure financial policies	9	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Financial instruments	11	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	17	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
6.	Other operating income	18	Summary schedule of items comprising other operating income
7.	Employee benefits expense	18	Summary schedule of employee benefits expense
8.	Financing costs	19	Summary schedule of items comprising financing costs
9.	Income taxes	19	Summary schedule of income tax expense and reconciliations of statutory rate income tax expense to income tax expense
10.	Other comprehensive income	21	Details of other comprehensive income and accumulated amounts
11.	Per share amounts	23	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12.	Dividends per share	23	Summary schedule of dividends declared
13.	Share-based compensation	24	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14.	Employee future benefits	28	Summary schedules of employee future benefits
Consolidated financial position focused
15.	Property, plant and equipment	29	Summary schedule of items comprising property, plant and equipment
16.	Intangible assets and goodwill	30	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Real estate joint venture	33	Summary review of real estate joint venture and related disclosures

notes to condensed interim consolidated financial statements	(unaudited)

Notes to condensed interim consolidated financial statements		Page	Description
Consolidated financial position focused (continued)
18.	Short-term borrowings	33	Review of short-term borrowings and related disclosures
19.	Provisions	35	Summary schedules and review of items comprising provisions, including restructuring activities
20.	Long-term debt	37	Summary schedule of long-term debt and related disclosures
21.	Common Share and Non-Voting Share capital	38	Review of authorized share capital
22.	Commitments and contingent liabilities	39	Summary review of contingent liabilities, claims and lawsuits
Other
23.	Related party transactions	40	Summary schedules, including review of transactions with key management personnel
24.	Additional financial information	42	Summary schedules of items comprising certain primary financial statement line items

1                 condensed interim consolidated financial statements

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation’s annual audited financial statements; thus, these interim consolidated financial statements are referred to as condensed. Further, these condensed interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2011.

These condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2011. The generally accepted accounting principles used by TELUS Corporation are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles; these condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

The condensed interim consolidated financial statements of TELUS Corporation for the nine-month period ended September 30, 2012, were authorized by TELUS Corporation’s Board of Directors for issue on November 9, 2012.

2                accounting policy developments

(a)         Real estate joint venture

The Company accounts for its 50% interest in the real estate joint venture (discussed further in Note 17) using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the real estate joint venture and earnings distributed. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to the Company’s remaining interest in the real estate joint venture.

(b)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In December 2010, the IASB issued amendments to IAS 12, Income Taxes, and in May 2012 issued Annual Improvements to IFRSs: 2009-2011 Cycle, both of which, in the Company’s current instance, had no effects.

(c)          Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance.

notes to condensed interim consolidated financial statements	(unaudited)

•                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

•                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

•                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

•                  IFRS 10, Consolidated Financial Statements

•                  IFRS 11, Joint Arrangements

•                  IFRS 12, Disclosure of Interests in Other Entities

•                  IAS 27, Separate Financial Statements (amended 2011)

•                  IAS 28, Investments in Associates (amended 2011).

•                  IFRS 13, Fair Value Measurement.

•                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

•                  IAS 19, Employee Benefits (amended 2011): Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but the Company expects that it will present such amount as a component of financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect the Company’s statement of financial position or the statement of cash flows.

The amended standard affects the Company’s Condensed Interim Consolidated Statements of Income and Other Comprehensive Income as follows:

	2012			2011
Three-month periods ended September 30 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Pro forma	As currently reported	Amended IAS 19 effects	Pro forma
OPERATING EXPENSES
Employee benefits expense	$534	$28	$562	$476	$28	$504
FINANCING COSTS	$86	10	$96	$92	1	$93
INCOME TAXES	$120	(10)	$110	$107	(7)	$100
NET INCOME		(28)			(22)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$94	28	$122	$(360)	22	$(338)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$1.08	$(0.09)	$0.99	$1.00	$(0.06)	$0.94
Diluted	$1.07	$(0.09)	$0.98	$1.00	$(0.07)	$0.93

notes to condensed interim consolidated financial statements	(unaudited)

	2012			2011
Nine-month periods ended September 30 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Pro forma	As currently reported	Amended IAS 19 effects	Pro forma
OPERATING EXPENSES
Employee benefits expense	$1,555	$84	$1,639	$1,393	$85	$1,478
FINANCING COSTS	$246	32	$278	$290	4	$294
INCOME TAXES	$365	(30)	$335	$307	(22)	$285
NET INCOME		(86)			(67)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$82	86	$168	$(443)	67	$(376)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$3.16	$(0.27)	$2.89	$3.00	$(0.20)	$2.80
Diluted	$3.14	$(0.27)	$2.87	$2.98	$(0.20)	$2.78

The Company currently plans to initially apply the amended standard for periods beginning on or after January 1, 2013.

3                 capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to earnings before interest, taxes, depreciation and amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities. Net debt and EBITDA — excluding restructuring costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of these measures are as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if reported amount is in respect of a fiscal year); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long-term debt; and the ongoing impacts of share options with the net-cash settlement feature.

During 2012, the Company’s strategy, which was unchanged from 2011, included maintaining the financial policy set out in the table below. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

notes to condensed interim consolidated financial statements	(unaudited)

As at, or 12-month periods ended, September 30 ($ in millions)	Policy	2012	2011
Components of debt and coverage ratios
Net debt(1)		$6,564	$6,980
EBITDA — excluding restructuring costs(2)		$3,944	$3,802
Net interest cost(3)		$333	$395

Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 — 2.0	1.7	1.8

Coverage ratios
Earnings coverage(4)		5.8	4.9
EBITDA — excluding restructuring costs interest coverage(5)		11.8	9.6

Other measures
Dividend payout ratio of adjusted net earnings(6)		63%	62%
Dividend payout ratio		62%	59%

(1)         Net debt is calculated as follows:

	2012	2011
Long-term debt (Note 20)	$6,182	$6,568
Debt issuance costs netted against long-term debt	24	29
Cash and temporary investments, net	(45)	(56)
Short-term borrowings	403	439
Net debt	$6,564	$6,980

(2)         EBITDA — excluding restructuring costs is calculated as follows:

	2012
	Period-to-date: add (deduct)			Twelve-month
	Comparative period	Prior fiscal year	Current period	period currently ended
EBITDA (Note 5)	$(2,904)	$3,778	$3,025	$3,899
Restructuring costs (Note19(b))	(19)	35	29	45
EBITDA — excluding restructuring costs	$(2,923)	$3,813	$3,054	$3,944

(3)         Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)         Earnings coverage is defined as net income attributable to Common Shares and Non-Voting Shares before gross interest expense and income tax expense, divided by gross interest expense.

(5)         EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)         Adjusted net earnings attributable to Common Shares and Non-Voting Shares is calculated as follows:

	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	$1,273	$1,198
Income tax-related adjustments	(12)	(21)
After tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	(6)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(4)	(13)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration, net of income taxes	—	(12)
Adjusted net earnings attributable to Common Shares and Non-Voting Shares	$1,251	$1,152

The net debt to EBITDA — excluding restructuring costs ratio was 1.7 times at September 30, 2012, down 0.1 times from one year earlier due to the reduction in net debt and increase in EBITDA — excluding restructuring costs. The earnings coverage ratio for the 12-month period ended September 30, 2012, was 5.8 times, up from 4.9 times a year earlier; lower gross interest expenses increased the ratio by 0.7, while increased income before gross interest expense and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring costs interest coverage ratio for the 12-month period ended September 30, 2012, was 11.8 times, up from 9.6 times one year earlier; lower net interest expenses increased the ratio by 1.8, while higher EBITDA — excluding restructuring costs increased the ratio by 0.4.

notes to condensed interim consolidated financial statements	(unaudited)

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (b)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	September 30, 2012	December 31, 2011
Cash and temporary investments, net	$45	$46
Accounts receivable	1,495	1,428
Derivative assets	22	17
	$1,562	$1,491

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at September 30, 2012, the weighted average life of customer accounts receivable was 30 days (December 31, 2011 — 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (December 31, 2011 — 61 days). No interest is charged on customer accounts that are current. Thereafter, interest is charged at a market rate on outstanding balances.

As at (millions)	September 30, 2012	December 31, 2011
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$784	$796
30-60 days past billing date	212	224
61-90 days past billing date	66	65
Greater than 90 days past billing date	75	57
	$1,137	$1,142
Customer accounts receivable (Note 24(a))	$1,180	$1,178
Allowance for doubtful accounts	(43)	(36)
	$1,137	$1,142

The Company maintains allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Balance, beginning of period	$40	$39	$36	$41
Additions (doubtful accounts expense)	9	9	34	30
Net use	(6)	(11)	(27)	(34)
Balance, end of period	$43	$37	$43	$37

Derivative assets (and derivative liabilities)

Counterparties to the Company’s share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary

notes to condensed interim consolidated financial statements	(unaudited)

rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit risk-related contingent features.

(b)         Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by:

•                  maintaining a daily cash pooling process that enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries;

•                  maintaining bilateral bank facilities (Note 18) and a syndicated credit facility (Note 20(c));

•                  the sales of trade receivables to an arm’s-length securitization trust (Note 18);

•                  maintaining a commercial paper program (Note 20(b));

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 20(d), the Company has significant debt maturities in future years. As at September 30, 2012, the Company has access to a shelf prospectus, in effect until November 2013, pursuant to which it can offer $2.5 billion (December 31, 2011 — $2.5 billion) of debt or equity securities. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
As at September 30, 2012	Non-interest bearing financial	Short-term	Long-term debt	Construction credit facilities commitment		Currency swap agreements amounts to be exchanged
(millions)	liabilities	borrowings(1)	(Note 20)	(Note 17(c))(2)	Other	(Receive)	Pay	Total
2012 (fourth quarter)	$727	$4	$776	$186	$2	$(143)	$145	$1,697
2013	659	7	605	—	—	(120)	120	1,271
2014	5	405	980	—	—	—	—	1,390
2015	4	—	873	—	—	—	—	877
2016	2	—	807	—	—	—	—	809
Thereafter	5	—	4,070	—	—	—	—	4,075
Total	$1,402	$416	$8,111	$186	$2	$(263)	$265	$10,119

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2012.

(2)         The draws on the construction credit facilities are expected to occur as construction progresses through 2015.

	Non-derivative			Derivative
	Non-interest bearing financial	Short-term	Long-term debt	Currency swap agreements amounts to be exchanged
As at December 31, 2011 (millions)	liabilities	borrowings(1)	(Note 20)	(Receive)	Pay	Total
2012
First quarter	$804	$6	$1,111	$(77)	$75	$1,919
Balance of year	513	5	276	(91)	89	792
2013	18	7	605	—	—	630
2014	—	405	980	—	—	1,385
2015	—	—	873	—	—	873
2016	—	—	807	—	—	807
Thereafter	—	—	4,070	—	—	4,070
Total	$1,335	$423	$8,722	$(168)	$164	$10,476

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2011.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Currency risk

The Company’s functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the nine-month periods ended September 30, 2012 and 2011, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (e)) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and comprehensive income		Capital expenditures
Nine-month periods ended September 30 ($ increase (decrease) in millions)	2012	2011	2012	2011
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$19	$20	$(14)	$(20)
Canadian dollar depreciates	$(19)	$(20)	$14	$20

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of ten years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(d)         Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short term investments, construction credit facilities advances made to the real estate joint venture, short term obligations, long-term debt and interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances to the real estate joint venture are not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short term borrowings arising from the sales of trade receivables to an arm’s length securitization trust are fixed rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 20(c)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

notes to condensed interim consolidated financial statements	(unaudited)

Similar to fixed-rate debt, the fair value of the Company’s interest rate swap derivatives fluctuate with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows would not have change due to changes in market interest rates.

(e)          Market risk

Net income and other comprehensive income for the nine-month periods ended September 30, 2012 and 2011, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (c)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal amounts and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable weighted average statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2012	2011	2012	2011	2012	2011
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(11)	$(1)	$(8)	$(10)	$(19)	$(11)
Canadian dollar depreciates	$10	$1	$8	$10	$18	$11
25 basis point change in market interest rate
Rate increases	$(1)	$(1)	$2	$—	$1	$(1)
Rate decreases	$1	$1	$(2)	$—	$(1)	$1
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(4)	$(3)	$8	$6	$4	$3
Price decreases	$4	$3	$(8)	$(6)	$(4)	$(3)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of the Company’s Non-Voting Share price as at September 30, 2012, was 21.4% (2011 — 4.25-year data period, 24.3%); reflecting the nine-month data period ended September 30, 2012, the volatility was 9.3% (2011 — 15.1%).

(3)         The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(f)           Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

notes to condensed interim consolidated financial statements	(unaudited)

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Non-Voting Share prices as at the statement of financial position dates).

Derivative

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	Sept. 30, 2012	Dec. 31, 2011	Sept. 30, 2012	Dec. 31, 2011	Sept. 30, 2012	Dec. 31, 2011	Sept. 30, 2012	Dec. 31, 2011
Assets
Foreign exchange derivatives	$1	$4	$—	$—	$1	$4	$—	$—
Share-based compensation derivatives	21	13	—	—	21	13	—	—
	$22	$17	$—	$—	$22	$17	$—	$—
Liabilities
Interest rate derivatives	$2	$—	$—	$—	$2	$—	$—	$—

The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		Maximum	September 30, 2012			December 31, 2011
As at (millions)	Designation	maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2012	$10	$1	$1	$26	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFT(1)	2012	$15	—	—	$50	1	1
Currency risks arising from euro denominated purchases	HFT(1)	2013	$2	—	—	$—	—	—
Currency risks arising from U.S. dollar denominated purchases	HFH(2)	2012	$—	—	—	$89	3	3
Changes in share-based compensation costs (Note 13(b))	HFT(1)	2012	$3	—	—	$—	—	—
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2013	$22	14	13	$20	10	10
				15			14
Deduct: Net amounts due to derivative counterparties				(1)			—
				$14	$14		$14	$14
Other Long-Term Assets
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2015	$53	$7	$7	$22	3	$2
Deduct: Net amounts due to derivative counterparties				—			(1)
				$7	$7		$2	$2

notes to condensed interim consolidated financial statements	(unaudited)

		Maximum	September 30, 2012			December 31, 2011
As at (millions)	Designation	maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(1)	2013	$124	$—	$—	$—	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFH(2)	2013	$114	—	—	$—	—	—
Changes in share-based compensation costs (Note 13(b))	HFT(1)	2012	$—	—	—	$4	—	—
Interest rate risk associated with possible future debt issuance	HFH(2)	2012	$150	2	2	$—	—	—
				$2	$2		$—	$—

(1)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(2)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

The Company’s long-term debt, which is measured at amortized cost, and the fair values thereof, are as set out in the following table.

	September 30, 2012		December 31, 2011
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,182	$7,073	$6,574	$7,359

(g)         Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note 10 )			Amount
Three-month periods ended September 30 (millions)	2012	2011	Location	2012	2011
Derivatives used to manage currency risks
— Associated with U.S. dollar denominated debt	$—	$—	Financing costs	$—	$—
— Arising from U.S. dollar denominated purchases	(2)	11	Goods and services purchased	1	(1)
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	3	(3)	Employee benefits expense	3	—
Derivatives used to manage interest rate risk associated with possible future debt issuance	1	—	Financing costs	—	—
	$2	$8		$4	$(1)

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note 10 )			Amount
Nine-month periods ended September 30 (millions)	2012	2011	Location	2012	2011
Derivatives used to manage currency risks
— Associated with U.S. dollar denominated debt	$—	$(6)	Financing costs	$—	$(8)
— Arising from U.S. dollar denominated purchases	(1)	8	Goods and services purchased	3	(3)
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	9	6	Employee benefits expense	9	7
Derivatives used to manage interest rate risk associated with possible future debt issuance	(2)	—	Financing costs	—	—
	$6	$8		$12	$(4)

notes to condensed interim consolidated financial statements	(unaudited)

The following table sets out gains and losses arising from derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
		Three months		Nine months
Periods ended September 30 (millions)	Location	2012	2011	2012	2011
Derivatives used to manage currency risks	Financing costs	$(2)	$9	$—	$7
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	—	(1)	—	4
		$(2)	$8	$—	$11

5                 segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services), voice local, voice long distance, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$1,501	$1,397	$1,273	$1,225	$—	$—	$2,774	$2,622
Intersegment revenue	10	10	43	42	(53)	(52)	—	—
	$1,511	$1,407	$1,316	$1,267	$(53)	$(52)	$2,774	$2,622
EBITDA(1)	$640	$570	$378	$398	$—	$—	$1,018	$968
CAPEX(2)	$175	$157	$296	$313	$—	$—	$471	$470
EBITDA less CAPEX	$465	$413	$82	$85	$—	$—	$547	$498
					Operating revenues (above)		$2,774	$2,622
					Goods and services purchased		1,222	1,178
					Employee benefits expense		534	476
					EBITDA (above)		1,018	968
					Depreciation		362	331
					Amortization		99	112
					Operating income		557	525
					Financing costs		86	92
					Income before income taxes		$471	$433

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 24(b).

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$4,312	$4,038	$3,758	$3,669	$—	$—	$8,070	$7,707
Intersegment revenue	30	29	127	122	(157)	(151)	—	—
	$4,342	$4,067	$3,885	$3,791	$(157)	$(151)	$8,070	$7,707
EBITDA(1)	$1,898	$1,686	$1,127	$1,218	$—	$—	$3,025	$2,904
CAPEX(2)	$520	$340	$940	$995	$—	$—	$1,460	$1,335
EBITDA less CAPEX	$1,378	$1,346	$187	$223	$—	$—	$1,565	$1,569
					Operating revenues (above)		$8,070	$7,707
					Goods and services purchased		3,490	3,410
					Employee benefits expense		1,555	1,393
					EBITDA (above)		3,025	2,904
					Depreciation		1,049	989
					Amortization		338	340
					Operating income		1,638	1,575
					Financing costs		246	290
					Income before income taxes		$1,392	$1,285

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. TELUS has issued guidance on, and reports, EBITDA because it is a key measure that management uses to evaluate performance of its business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 24(b).

6                 other operating income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2012	2011	2012	2011
Government assistance, including deferral account amortization		$18	$11	$42	$31
Investment income (loss)		(1)	(1)	(3)	(2)
Interest	17(c)	1	—	1	—
Gain on disposal of assets		1	—	12	—
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value		—	—	—	16
		$19	$10	$52	$45

7                 employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2012	2011	2012	2011
Employee benefits expense — gross
Wages and salaries		$557	$521	$1,624	$1,510
Share-based compensation	13	21	15	54	38
Pensions — defined benefit	14(a)	(4)	(8)	(8)	(25)
Pensions — defined contribution	14(b)	16	15	51	49
Other defined benefits		—	—	1	1
Restructuring costs	19(b)	3	(1)	23	7
Other		32	27	97	91
		625	569	1,842	1,671
Capitalized internal labour costs
Property, plant and equipment		(63)	(70)	(199)	(205)
Intangible assets subject to amortization		(28)	(23)	(88)	(73)
		(91)	(93)	(287)	(278)
		$534	$476	$1,555	$1,393

notes to condensed interim consolidated financial statements	(unaudited)

8                 financing costs

		Three months		Nine months
Periods ended September 30 (millions)	Note	2012	2011	2012	2011
Interest expense
Interest on long-term debt		$83	$87	$253	$287
Interest on short-term borrowings and other		2	2	9	8
Interest accretion on asset retirement obligation	19(a)	2	1	4	3
		87	90	266	298
Foreign exchange		—	2	(7)	(7)
		87	92	259	291
Interest income
Interest on tax refunds		(1)	—	(12)	—
Other		—	—	(1)	(1)
		(1)	—	(13)	(1)
		$86	$92	$246	$290

9                 income taxes

(a)         Expense composition and rate reconciliation

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Current tax expense (recovery)
For current reporting period	$(14)	$23	$393	$61
Consequential adjustments from reassessment of prior year tax issues	(13)	—	(24)	(11)
	(27)	23	369	50
Deferred tax expense (recovery)
Arising from the origination and reversal of temporary differences	136	94	(35)	282
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	(10)	12	(25)
Consequential adjustments from reassessment of prior year tax issues	11	—	19	—
	147	84	(4)	257
	$120	$107	$365	$307

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2012		2011
Basic blended tax at weighted average statutory income tax rates	$121	25.7%	$117	27.1%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—		(10)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(2)		—
Share option award compensation	1		—
Other	—		—
Income tax expense per Condensed Interim Consolidated Statements of Income and Other Comprehensive Income	$120	25.5%	$107	24.7%

Nine-month periods ended September 30 ($ in millions)	2012		2011
Basic blended tax at weighted average statutory income tax rates	$357	25.6%	$349	27.2%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12		(25)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(5)		(11)
Share option award compensation	2		—
Other	(1)		(6)
Income tax expense per Condensed Interim Consolidated Statements of Income and Other Comprehensive Income	$365	26.2%	$307	23.9%

The Company’s basic blended weighted average statutory income tax rate is the aggregate of the following:

	Three months		Nine months
Periods ended September 30	2012	2011	2012	2011
Basic federal rate	14.7%	16.0%	14.7%	16.0%
Weighted average provincial rate	10.3%	10.2%	10.3%	10.3%
Other tax jurisdictions	0.7%	0.9%	0.6%	0.9%
	25.7%	27.1%	25.6%	27.2%

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Other

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and nine-month periods ended September 30, 2012, the Company recorded Investment Tax Credits of $1 million (2011 — $1 million) and $6 million (2011 — $5 million), respectively. Of the Investment Tax Credits recorded by the Company during the three-month and nine-month periods ended September 30, 2012, $1 million (2011 — $1 million) and $4 million (2011 — $4 million), respectively, was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

notes to condensed interim consolidated financial statements	(unaudited)

10          other comprehensive income

	Items reclassified to income
	May subsequently be						Never
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(g))			Cumulative	Change in unrealized fair		Cumulative
Three-month periods ended September 30 (millions)	Gains (losses) arising in current period	Prior period (gains) losses transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	employee defined benefit plan actuarial gains (losses)	Other comprehensive income
Accumulated balance as at June 30, 2011			$3	$(4)	$—	$(1)	$(297)
Other comprehensive income (loss)
Amount arising	$8	$1	9	6	—	15	(482)	$(467)
Income taxes	$2	$—	2	—	—	2	(122)	(120)
Net			7	6	—	13	(360)	$(347)
Accumulated balance as at September 30, 2011			$10	$2	$—	$12	$(657)
Accumulated balance as at June 30, 2012			$4	$9	$—	$13	$(1,077)
Other comprehensive income (loss)
Amount arising	$2	$(4)	(2)	(7)	12	3	126	$129
Income taxes	$1	$(1)	—	—	1	1	32	33
Net			(2)	(7)	11	2	94	$96
Accumulated balance as at September 30, 2012			$2	$2	$11	$15	$(983)

	Items reclassified to income
	May subsequently be						Never
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(g))			Cumulative	Change in unrealized fair		Cumulative
Nine-month periods ended September 30 (millions)	Gains (losses) arising in current period	Prior period (gains) losses transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	employee defined benefit plan actuarial gains (losses)(1)	Other comprehensive income
Accumulated balance as at January 1, 2011			$1	$—	$—	$1	$(214)
Other comprehensive income (loss)
Amount arising	$8	$4	12	2	—	14	(593)	$(579)
Income taxes	$3	$—	3	—	—	3	(150)	(147)
Net			9	2	—	11	(443)	$(432)
Accumulated balance as at September 30, 2011			$10	$2	$—	$12	$(657)
Accumulated balance as at January 1, 2012			$7	$4	$—	$11	$(1,065)
Other comprehensive income (loss)
Amount arising	$6	$(12)	(6)	(2)	12	4	103	$107
Income taxes	$2	$(3)	(1)	—	1	—	21	21
Net			(5)	(2)	11	4	82	$86
Accumulated balance as at September 30, 2012			$2	$2	$11	$15	$(983)

(1)         Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010; excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at September 30, 2012, was $(1,323) ( December 31, 2011 — $(1,426)).

notes to condensed interim consolidated financial statements	(unaudited)

As at September 30, 2012, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next 12 months, excluding tax effects, is $1 million.

11          per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Basic total weighted average Common Shares and Non-Voting Shares outstanding	326	325	325	324
Effect of dilutive securities
Share option awards	2	2	2	2
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	328	327	327	326

For the three-month and nine-month periods ended September 30, 2012, certain outstanding share option awards, in the amount of NIL (2011 — 1 million) and 1 million (2011 — 1 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

12          dividends per share

Nine-month periods ended	2012				2011
September 30 (millions except per	Declared		Paid to		Declared		Paid to
share amounts)	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Common Share and Non-Voting Share dividends
Quarter 1 dividend	Mar. 9, 2012	$0.580	Apr. 2, 2012	$189	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170
Quarter 2 dividend	Jun. 8, 2012	0.610	Jul. 3, 2012	198	Jun. 10, 2011	0.550	Jul. 4, 2011	178
Quarter 3 dividend	Sep. 10, 2012	0.610	Oct. 1, 2012	199	Sep. 9, 2011	0.550	Oct. 3, 2011	179
		$1.800		$586		$1.625		$527

On November 7, 2012, the Board of Directors declared a quarterly dividend of $0.64 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on January 2, 2013, to holders of record at the close of business on December 11, 2012.

Reinvestment of dividends

In respect of Common Share and Non-Voting Share dividends declared during the three-month and nine-month periods ended September 30, 2012, $9 million (2011 — $8 million) and $23 million (2011 — $24 million), respectively, was to be reinvested in Non-Voting Shares (such shares being acquired by the trustee in the stock market pursuant to the Dividend Reinvestment and Share Purchase Plan).

notes to condensed interim consolidated financial statements	(unaudited)

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2012			2011
Three-month periods ended September 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$2	$—	$2	$1	$—	$1
Restricted stock units(2)	11	—	11	7	—	7
Employee share purchase plan	8	(8)	—	7	(7)	—
	$21	$(8)	$13	$15	$(7)	$8

(1)         The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(g)), was $(1) (2011 — $(1)).

(2)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(g)).

	2012			2011
Nine-month periods ended September 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$6	$—	$6	$(6)	$(6)	$(12)
Restricted stock units(2)	25	(2)	23	22	(2)	20
Employee share purchase plan	23	(23)	—	22	(22)	—
	$54	$(25)	$29	$38	$(30)	$8

(1)         The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(g)), was $(1) (2011 — $(13)).

(2)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(g)).

For the three-month and nine-month periods ended September 30, 2012, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $NIL (2011 — $NIL) and $NIL (2011 — $6 million), respectively. For the three-month and nine-month periods ended September 30, 2012, the income tax benefit arising from share-based compensation was $5 million (2011 — $4 million) and $12 million (2011 — $11 million), respectively; as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)         Share option awards

General

The Company uses share option awards as a form of retention and incentive compensation. The Company has a number of share option plans under which employees may receive options to purchase Common Shares or Non-Voting Shares at a price equal to the fair market value at the time of grant. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed 10 years.

The Company applies the fair value based method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the Company’s share option plans.

	Three months		Nine months
Periods ended September 30, 2012	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	8,138,585	$42.91	9,573,701	$39.41
Granted	8,245	$63.37	1,072,072	$58.39
Exercised(1)	(360,027)	$43.77	(2,681,909)	$36.85
Forfeited	(73,683)	$40.55	(230,288)	$40.58
Expired	(265)	$42.70	(20,721)	$35.71
Outstanding, end of period	7,712,855	$42.91	7,712,855	$42.91

(1)         The total intrinsic value of share option awards exercised for the three-month and nine-month periods ended September 30, 2012, was $6 million (reflecting a weighted average price at the dates of exercise of $62.49 per share) and $55 million (reflecting a weighted average price at the dates of exercise of $57.54 per share), respectively.

The following table reconciles the number of share options exercised and the associated number of Non-Voting Shares issued.

Periods ended September 30, 2012	Three months	Nine months
Shares issued or issuable pursuant to exercise of share options	4,800	13,550
Shares issued or issuable pursuant to use of share option award net-equity settlement feature	103,586	951,966
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	251,641	1,716,393
Share options exercised	360,027	2,681,909

The following is a life and exercise price stratification of the Company’s share options outstanding, all of which are for Non-Voting Shares, as at September 30, 2012.

					Options exercisable
						Weighted
Options outstanding					Number of	average
Range of option prices				Total	shares	price
Low	$10.75	$29.70	$44.66	$10.75
High	$16.15	$44.20	$64.64	$64.64

Year of expiry and number of shares
2012	50,350	117,445	—	167,795	167,795	$35.20
2013	—	309,738	85,531	395,269	395,269	$44.29
2014	—	1,455	736,692	738,147	738,147	$56.63
2015	—	825,086	22,855	847,941	847,941	$43.88
2016	—	669,584	—	669,584	653,834	$30.62
2017	—	2,392,454	12,380	2,404,834	—	$—
2018	—	—	1,425,378	1,425,378	—	$—
2019	—	—	1,063,907	1,063,907	—	$—
	50,350	4,315,762	3,346,743	7,712,855	2,802,986
Weighted average remaining contractual life (years)	0.2	3.5	4.8	4.0
Weighted average price	$16.00	$35.70	$52.62	$42.91
Aggregate intrinsic value(1) (millions)	$2	$111	$30	$143

Options exercisable
Number of shares	50,350	1,907,558	845,078	2,802,986
Weighted average remaining contractual life (years)	0.2	2.3	1.4	2.0
Weighted average price	$16.00	$39.15	$55.57	$43.68
Aggregate intrinsic value(1) (millions)	$2	$43	$5	$50

(1)         The aggregate intrinsic value is calculated upon the September 30, 2012, per share price of $61.50 for Non-Voting Shares.

notes to condensed interim consolidated financial statements	(unaudited)

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

	Three months		Nine months
Periods ended September 30	2012	2011	2012	2011
Share option award fair value (per share option)	$8.26	$6.51	$7.36	$6.76
Risk free interest rate	1.5%	1.9%	1.7%	2.3%
Expected lives(1) (years)	4.75	4.25	4.75	4.25
Expected volatility	23.0%	24.5%	22.9%	25.7%
Dividend yield	3.9%	4.5%	4.2%	4.5%

(1)         The maximum contractual term of the share option awards granted in 2012 and 2011 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company has entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards (all of which are for Non-Voting Shares granted subsequent to 2001) and the composition of their capped exercise-date fair values.

As at September 30, 2012 ($ in millions except per affected outstanding share option award)
Weighted average exercise price	$16.00
Weighted average grant-date fair value	4.89
Incremental expense arising from net-cash settlement feature	34.26
Exercise-date fair value capped by cash-settled equity swap agreement	$55.15
Affected share option awards outstanding	50,350
Aggregate intrinsic value(1)	$2

(1)         The aggregate intrinsic value is calculated upon the September 30, 2012, per share price of $61.50 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 24(a) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is nominally equal in value to one Non-Voting Share together with the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

notes to condensed interim consolidated financial statements	(unaudited)

	Three months			Nine months
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Periods ended September 30, 2012	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	2,182,818	—	$46.45	1,471,836	—	$40.60
Vested	—	2,117	$42.67	—	15,951	$38.39
Issued
Initial award	12,810	—	$63.37	731,456	—	$58.29
In lieu of dividends	21,209	19	$61.84	57,559	61	$59.54
Vested	(4,683)	4,683	$46.34	(20,342)	20,342	$42.79
Settled in cash	—	(4,830)	$45.41	—	(34,344)	$40.64
Forfeited and cancelled	(25,234)	—	$43.53	(53,589)	(21)	$41.69
Outstanding, end of period
Non-vested	2,186,920	—	$46.59	2,186,920	—	$46.59
Vested	—	1,989	$43.46	—	1,989	$43.46

With respect to certain issuances of restricted stock units, the Company has entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at September 30, 2012, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2012	538,000	$38.13	186,908	724,908
2013	477,000	$51.48	284,573	761,573
2014	30,000	$60.60	63,499	93,499
2015	506,000	$62.10	100,940	606,940
	1,551,000		635,920	2,186,920

(d)         Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the three-month and nine-month periods ended September 30, 2012 and 2011, the Company contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35%. The Company records its contributions as a component of Employee benefits expense and the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Employee contributions	$18	$17	$62	$58
Company contributions	8	7	23	22
	$26	$24	$85	$80

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month and nine-month periods ended September 30, 2012 and 2011, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

notes to condensed interim consolidated financial statements	(unaudited)

14          employee future benefits

(a)         Defined benefit pension plans — details

Expense

The Company’s defined benefit pension plan expense was as follows:

	2012			2011
Three-month periods ended September 30 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$24	$—	$24	$20	$—	$20
Return on plan assets net of interest
Interest cost on accrued benefit obligation	86	—	86	90	—	90
Return on plan assets(1)	(114)	(126)	(240)	(118)	482	364
	(28)	(126)	(154)	(28)	482	454
	$(4)	$(126)	$(130)	$(8)	$482	$474

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return.

	2012			2011
Nine-month periods ended September 30 (millions) Recognized in	Employee benefits expense	Other comprehensive income	Total	Employee benefits expense	Other comprehensive income	Total
Current service cost	$71	$—	$71	$60	$—	$60
Past service cost	3	—	3	—	—	—
Return on plan assets net of interest
Interest cost on accrued benefit obligation	258	—	258	269	—	269
Return on plan assets(1)	(340)	(94)	(434)	(354)	593	239
	(82)	(94)	(176)	(85)	593	508
Actuarial (gain) arising from:
Demographic assumptions	—	(9)	(9)	—	—	—
	$(8)	$(103)	$(111)	$(25)	$593	$568

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return.

(b)         Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Union pension plan and public service pension plan contributions	$5	$6	$19	$20
Other defined contribution pension plans	11	9	32	29
	$16	$15	$51	$49

notes to condensed interim consolidated financial statements	(unaudited)

15          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at December 31, 2011	$23,766	$2,473	$23	$1,622	$55	$372	$28,311
Additions	396	13	—	26	—	752	1,187
Additions arising from business acquisitions (Note 16(c))	—	—	—	1	—	—	1
Dispositions, retirements and other	(638)	(8)	(16)	(36)	—	—	(698)
Reclassifications	440	95	—	15	—	(550)	—
As at September 30, 2012	$23,964	$2,573	$7	$1,628	$55	$574	$28,801

Accumulated depreciation
As at December 31, 2011	$17,428	$1,560	$20	$1,339	$—	$—	$20,347
Depreciation	878	95	3	73	—	—	1,049
Dispositions, retirements and other	(637)	(3)	(17)	(47)	—	—	(704)
As at September 30, 2012	$17,669	$1,652	$6	$1,365	$—	$—	$20,692

Net book value
As at December 31, 2011	$6,338	$913	$3	$283	$55	$372	$7,964
As at September 30, 2012	$6,295	$921	$1	$263	$55	$574	$8,109

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at September 30, 2012, was $3.0 billion (December 31, 2011 — $3.0 billion).

As at September 30, 2012, the Company’s contractual commitments for the acquisition of property, plant and equipment were $210 million over a period through to 2014 (December 31, 2011 — $188 million over a period through to 2013).

notes to condensed interim consolidated financial statements	(unaudited)

16          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at December 31, 2011	$245	$197	$2,701	$93	$165	$3,401	$4,867	$7	$4,874	$8,275	$4,025	$12,300
Additions	—	—	8	3	262	273	—	—	—	273	—	273
Additions arising from business acquisitions (c)	—	9	30	—	—	39	—	—	—	39	34	73
Dispositions, retirements and other	—	—	(192)	(2)	—	(194)	—	—	—	(194)	—	(194)
Reclassifications	—	—	216	—	(216)	—	—	—	—	—	—	—
As at September 30, 2012	$245	$206	$2,763	$94	$211	$3,519	$4,867	$7	$4,874	$8,393	$4,059	$12,452
Accumulated amortization
As at December 31, 2011	$64	$60	$1,936	$62	$—	$2,122	$—	$—	$—	$2,122	$364	$2,486
Amortization	5	16	310	7	—	338	—	—	—	338	—	338
Dispositions, retirements and other	—	—	(191)	(2)	—	(193)	—	—	—	(193)	—	(193)
As at September 30, 2012	$69	$76	$2,055	$67	$—	$2,267	$—	$—	$—	$2,267	$364	$2,631
Net book value
As at December 31, 2011	$181	$137	$765	$31	$165	$1,279	$4,867	$7	$4,874	$6,153	$3,661	$9,814
As at September 30, 2012	$176	$130	$708	$27	$211	$1,252	$4,867	$7	$4,874	$6,126	$3,695	$9,821

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at September 30, 2012, was $687 million (December 31, 2011 — $662 million).

As at September 30, 2012, the Company’s contractual commitments for the acquisition of intangible assets were $141 million over a period through to 2018 (December 31, 2011 — $142 million over a period through to 2018).

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at September 30, 2012, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2012 (balance of year)	$102
2013	314
2014	221
2015	147
2016	91

(c)          Business acquisitions

During the nine-month period ended September 30, 2012, the Company acquired businesses complementary to the Company’s existing lines of business; excepting one acquisition for 55% of the shares of a business, all acquisitions were for 100% ownership. There was $1 million of contingent consideration recorded in association with the transactions; payment of contingent consideration is dependent upon achievement of revenue and key employee retention targets through 2014.

In respect of the 55% acquired business, the Company concurrently provided two written put options to the remaining selling shareholder: the first of which is for 40% of the shares and would become exercisable December 31, 2015, if certain business metrics were achieved; and the second of which is for the remaining 5% of the shares, which would become exercisable no later than 18 months after the exercise of the first written put option. The first and second written put options set out that the share pricing methodology will be dependent upon the acquired business’s future earnings and market value, respectively. The acquisition-date fair value of the puttable shares held by the non-controlling shareholder has been recorded as a provision, as further discussed in Note 19(a). Also concurrent with acquiring the initial 55% economic interest, the non-controlling shareholder provided the Company with two purchased call options which substantially mirror the written put options except that the Company can exercise its first purchased call option prior to December 31, 2015, if certain business financial metrics are exceeded.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earning capacity of the business; expected synergies; the benefits of acquiring an established business with certain capabilities in the industry; and the geographic locations of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for tax purposes.

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

As at (millions)	Various 2012
Assets
Current assets
Cash	$2
Accounts receivable(1)	4
6
Non-current assets
Property, plant and equipment	1
Intangible assets
Intangible assets subject to amortization(2)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	9
Software	30
39
Total non-current assets	40
Total identifiable assets acquired	46
Liabilities
Current liabilities	5
Non-current liabilities
Deferred income taxes	1
Total liabilities assumed	6
Net identifiable assets acquired	40
Goodwill	34
Net assets acquired	$74
Acquisition effected by way of:
Cash consideration	$41
Accrued liabilities	2
Non-current provisions (Note 19(a))	31
$74

(1)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)         The customer contracts, customer relationships (including those related to customer contracts) and leasehold interests acquired in conjunction with the acquisitions are being amortized over a period of six years. Software acquired is being amortized over a period of five years.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal years presented.

Three-month periods ended September 30	2012		2011
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
Operating revenues	$2,774	$2,776	$2,622	$2,629
Net income	$351	$351	$326	$325
Net income per Common Share and Non-Voting Share
— Basic	$1.08	$1.08	$1.00	$1.00
— Diluted	$1.07	$1.07	$1.00	$0.99

(1)        Operating revenues and net income (loss) for the three-month period ended September 30, 2012, include $5 and $NIL, respectively, in respect of the individually immaterial acquired businesses.

(2)         Pro forma amounts for the three-month periods ended September 30, 2012 and 2011, reflect the acquired businesses. The results of the acquired businesses have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

Nine-month periods ended September 30	2012		2011
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
Operating revenues	$8,070	$8,082	$7,707	$7,726
Net income	$1,027	$1,027	$978	$975
Net income per Common Share and Non-Voting Share
— Basic	$3.16	$3.16	$3.00	$2.99
— Diluted	$3.14	$3.14	$2.98	$2.98

(1)         Operating revenues and net income (loss) for the nine-month period ended September 30, 2012, include $11 and $(1), respectively, in respect of the individually immaterial acquired businesses.

(2)         Pro forma amounts for the nine-month periods ended September 30, 2012 and 2011, reflect the acquired businesses. The results of the acquired businesses have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

notes to condensed interim consolidated financial statements	(unaudited)

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17          real estate joint venture

(a)         General

In the first quarter of 2011, the Company announced that it partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in the Company having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighboring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

(b)         Real estate joint venture summarized financial information

As at (millions)	September 30, 2012
ASSETS
Current assets
Cash and temporary investments, net	$7
Sales contract deposits held by arm’s-length trustee	26
Other	6
39
Non-current assets
Property under development
Office	46
Residential condominiums (subject to sales contracts)	50
96
$135
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9
Non-current liabilities
Sales contract deposits held by arm’s-length trustee	26
Construction credit facilities	42
Other financial liabilities(1)	18
Liabilities	95
Owners’ equity
TELUS(2)	20
Other partner	20
40
$135

(1)         Non-current other financial liabilities are due to the Company; such amounts are non-interest bearing, are secured (as set out in (c) following), are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amount recorded by the real estate joint venture differs from that recorded by the Company by the amount of the deferred gain on Company real estate contributed (as set out in (c) following).

During the three-month and nine-month periods ended September 30, 2012, the real estate joint venture capitalized $2 million of financing costs.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Company transactions with real estate joint venture

	Three months			Nine months
Periods ended September 30, 2012 (millions)	Loans and receivables; other	Equity	Total	Loans and receivables; other	Equity	Total
Real estate joint venture statement of income and other comprehensive income related
Comprehensive income (loss) attributable to the Company	$—	$—	$—	$—	$(2)	$(2)
Real estate joint venture statement of financial position related
Items not affecting currently reported cash flows
Company real estate contributed	10	9	19	11	28	39
Deferral of gain on Company’s remaining interest in Company real estate contributed	—	—	—	—	(9)	(9)
Financing costs charged by the Company, excluding those arising from construction credit facilities	1	—	1	1	—	1
Cash flows in the currently reported periods
Construction credit facilities
Amounts advanced	21	—	21	21	—	21
Financing costs paid to the Company	(1)	—	(1)	(1)	—	(1)
Company funds advanced(1) or contributed, excluding construction credit facilities	—	8	8	18	28	46
Cash repayment of loans and receivables, excluding construction credit facilities	(12)	—	(12)	(12)	—	(12)
Cash distribution	—	—	—	—	(18)	(18)
Cash payment arising from joint venture capital account rebalancing	—	(16)	(16)	—	(16)	(16)
	19	1	20	38	13	51
Net increase in account with real estate joint venture	19	1	20	38	11	49
Balance — beginning of period	19	10	29	—	—	—
Balance — end of period	$38	$11	$49	$38	$11	$49
Account with real estate joint venture
Non-current assets(2)				$39	$11	$50
Current and non-current liabilities				(1)	—	(1)
				$38	$11	$49

(1)     As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, the Company has an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

(2)     Non-current loans and receivables are included in the Company’s Consolidated Statements of Financial Position as Other long-term assets.

(d)         Commitments and contingent liabilities

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at September 30, 2012, the real estate joint venture’s construction-related contractual commitments were $145 million through to 2015.

Operating lease

In the first quarter of 2012, the Company entered into an operating lease for its new national headquarter premises with the real estate joint venture at market rates. Operating lease payments for the 20 year term total $230 million, including occupancy costs of $91 million.

Construction credit facilities

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (totaling as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

notes to condensed interim consolidated financial statements	(unaudited)

Other

The Company is to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; the Company is to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

The Company has guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. The Company has also provided an environmental indemnity in favor of the construction lenders. If the Company pays out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs then the Company has recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at September 30, 2012, the Company had no liability recorded in respect of real estate joint venture obligations and guarantees.

18          short-term borrowings

On July 26, 2002, a TELUS subsidiary, TELUS Communications Inc. (see Note 23(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (December 31, 2011 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When the Company sells its trade receivables, it retains reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2012, the Company had transferred, but continued to recognize, trade receivables of $453 million (December 31, 2011 — $456 million). Short-term borrowings of $400 million (December 31, 2011 — $400 million) are comprised of amounts loaned to the Company from the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on the Company’s bilateral bank facilities.

19          provisions

(a)         General

(millions)	Asset retirement obligation	Employee related (b)	Other (b)	Total
As at June 30, 2012	$106	$25	$52	$183
Addition	—	4	32	36
Interest effect	2	—	—	2
Use	—	(4)	(3)	(7)
As at September 30, 2012	$108	$25	$81	$214
As at December 31, 2011	$104	$37	$69	$210
Addition	—	24	40	64
Interest effect	4	—	—	4
Use	—	(36)	(28)	(64)
As at September 30, 2012	$108	$25	$81	$214
Current	$3	$36	$49	$88
Non-current	101	1	20	122
As at December 31, 2011	$104	$37	$69	$210
Current	$3	$24	$14	$41
Non-current	105	1	67	173
As at September 30, 2012	$108	$25	$81	$214

Asset retirement obligation

The Company recognizes liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

notes to condensed interim consolidated financial statements	(unaudited)

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes disputes and non-employee related restructuring activities (as discussed further in (b) following), as well as written put options related to business acquisitions. As discussed further in Note 22(b), the Company is involved in a number of legal disputes and is aware of certain possible legal disputes. In respect of legal disputes, the Company has established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined. The Company has provided written put options in respect of non-controlling interests; cash outflows are not expected to occur prior to initial exercisability of the written put options in December 2015. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

(b)         Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2012, restructuring activities include ongoing efficiency initiatives such as:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  decommissioning uneconomic services and products; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

	2012			2011
Three-month periods ended September 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$1	$—	$1	$4	$—	$4
Involuntary	2	—	2	—	—	—
Other	—	—	—	—	4	4
Reversal
Workforce
Voluntary	—	—	—	(5)	—	(5)
	3	—	3	(1)	4	3
Use
Workforce
Voluntary	—	—	—	32	—	32
Involuntary and other	3	—	3	5	—	5
Other	—	2	2	—	1	1
	3	2	5	37	1	38
Expenses greater (less) than disbursements	—	(2)	(2)	(38)	3	(35)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	24	28	52	71	21	92
Balance, end of period	$24	$26	$50	$33	$24	$57

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

notes to condensed interim consolidated financial statements	(unaudited)

	2012			2011
Nine-month periods ended September 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$3	$—	$3	$8	$—	$8
Involuntary	20	—	20	4	—	4
Other	—	6	6	—	12	12
Reversal
Workforce
Voluntary	—	—	—	(5)	—	(5)
	23	6	29	7	12	19
Use
Workforce
Voluntary	19	—	19	43	—	43
Involuntary and other	16	—	16	26	—	26
Other	—	7	7	—	4	4
	35	7	42	69	4	73
Expenses greater (less) than disbursements	(12)	(1)	(13)	(62)	8	(54)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	36	27	63	95	16	111
Balance, end of period	$24	$26	$50	$33	$24	$57

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

These initiatives were intended to improve the Company’s long-term operating productivity and competitiveness. The Company expects that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

The Company’s estimate of restructuring costs for 2012 is approximately $50 million.

20          long-term debt

(a)         Details of long-term debt

As at ($ in millions)				September 30,	December 31,
Series	Rate of interest		Maturity	2012	2011
TELUS Corporation Notes
CB	5.00	%(1)	June 2013	$300	$300
CC	4.50	%(1)	March 2012	—	300
CD	4.95	%(1)	March 2017	693	692
CE	5.95	%(1)	April 2015	499	498
CF	4.95	%(1)	May 2014	699	698
CG	5.05	%(1)	December 2019	992	991
CH	5.05	%(1)	July 2020	993	993
CI	3.65	%(1)	May 2016	596	595
				4,772	5,067
TELUS Corporation Commercial Paper	1.17%		Through November 2012	669	766
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				741	741
Long-Term Debt				$6,182	$6,574
Current				$969	$1,066
Non-current				5,213	5,508
Long-Term Debt				$6,182	$6,574

(1)         Interest is payable semi-annually.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $1.2 billion, and is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(c)          TELUS Corporation credit facility

TELUS Corporation has an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions and is to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)	September 30, 2012	December 31, 2011
Net available	$1,331	$1,234
Backstop of commercial paper	669	766
Gross available	$2,000	$2,000

In addition to the ability to provide letters of credit pursuant to its $2.0 billion bank credit facility, the Company has $119 million (December 31, 2011 — $115 million) of letter of credit facilities expiring mid-2013, of which $119 million was utilized at September 30, 2012 (December 31, 2011 — $115 million).

(d)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2012, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2012 (balance of year)	$669
2013	300
2014	700
2015	625
2016	600
Thereafter	3,324
Future cash outflows in respect of long-term debt principal repayments	6,218
Future cash outflows in respect of associated interest and like carrying costs(1)	1,893
Undiscounted contractual maturities (Note 4(b))	$8,111

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2012.

21          Common Share and Non-Voting Share capital

As at September 30, 2012, and December 31, 2011, the Company’s authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, such as if there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling Common Shares of the Company. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and the Company has the right to require conversion on the same basis.

notes to condensed interim consolidated financial statements	(unaudited)

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

As at September 30, 2012, approximately 27 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans (see Note 13(b)).

On February 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class. On May 8, 2012, the Company announced it was withdrawing the plan of arrangement set out in its 2012 Information Circular and intending to reintroduce a new proposal in due course.

On August 21, 2012, the Company announced that holders of its Common Shares and Non-Voting Shares would have the opportunity to decide whether to exchange the Company’s Non-Voting Shares for Common Shares at a general meeting of holders of Common Shares  and a class meeting of holders of Non-Voting Shares, respectively, to be held October 17, 2012. Under the terms of the proposal, each Non-Voting Share would be exchanged for a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and would be subject to the approval of a simple majority of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class. On October 15, 2012, a Court Order was issued by the Supreme Court of British Columbia directing that the meeting to consider TELUS’ plan of arrangement and the meeting to consider certain resolutions attached to a shareholder requisition provided by CDS Clearing and Depository Services Inc., proceed on October 17, 2012, as a joint meeting.  At the joint meeting, the Company announced that TELUS’s plan of arrangement obtained the necessary approvals from the holders of Common Shares and holders of Non-Voting Shares and that the CDS resolutions had not obtained the necessary approvals. A final fairness hearing before the Supreme Court of British Columbia to approve the plan of arrangement started November 7, 2012.

22          commitments and contingent liabilities

(a)         Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

See Note 17 for detail regarding guarantees by the Company to the TELUS Garden real estate joint venture.

As at September 30, 2012, the Company had no liability recorded in respect of indemnification obligations.

(b)         Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain possible claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers.

notes to condensed interim consolidated financial statements	(unaudited)

It is not currently possible for the Company to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to the Company’s financial position and the results of its operations, excepting the following items.

Certified class actions

Certified class actions against the Company include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. The Company’s appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action. In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. The Company believes that it has good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan (with similar proceedings having also been filed by plaintiffs’ counsel in Alberta) alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by the Company include notice of one claim that certain wireless products used on the Company’s network infringe two third-party patents. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

23                      related party transactions

(a)         Investments in significant controlled entities

		September 30, 2012	December 31, 2011
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada

Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Short-term benefits	$2	$2	$6	$6
Post-employment pension(1) and other benefits	1	1	6	3
Share-based compensation(2)	5	2	14	10
	$8	$5	$26	$19

(1)     The Company’s Executive Leadership Team members are either: members of the Company’s Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of the Company’s defined contribution pension plans.

(2)     For the three-month and nine-month periods ended September 30, 2012, share-based compensation is net of $1 (2011 — $NIL) and $3 (2011 — $1), respectively, of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, the Company made awards of share-based compensation in fiscal 2012 and 2011. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2012 and 2011 awards are included in the amounts in the table above.

	Three months		Nine months
Periods ended September 30 (millions)	2012	2011	2012	2011
Total fair value at date of grant of:
Restricted stock units awarded	$—	$—	$16	$15

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	September 30, 2012	December 31, 2011
Restricted stock units	$24	$12
Deferred share units(1)	24	22
	$48	$34

(1)         The Company’s Directors’ Deferred Share Unit Plan (formerly the Directors Share Option and Compensation Plan) provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2012, $1 (2011 — $NIL) and $3 (2011 - $3), respectively, was paid out.

During the three-month period ended September 30, 2012, key management personnel exercised 27,784 share options (2011 — 5,548 share options) which had an intrinsic value of $1 million (2011 — less than $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $63.32 (2011 — $50.35). During the nine-month period ended September 30, 2012, key management personnel exercised 604,224 share options (2011 — 469,558 share options) which had an intrinsic value of $15 million (2011 — $6 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $57.69 (2011 — $49.36).

The Company’s key management personnel receive telecommunications services from the Company, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2012, the Company provided management and administrative services to its defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2011 — $2 million) and $4 million (2011 — $4 million), respectively.

During the three-month and nine-month periods ended September 30, 2012 and 2011, the Company made employer contributions to its defined benefit pension plans as set out in the Consolidated Statements of Cash Flows.

(d)         Transactions with real estate joint venture

During the three-month and nine-month periods ended September 30, 2012, the Company had transactions with the real estate joint venture, which is a related party, as set out in Note 17.

24          additional financial information

(a)         Statement of financial position

As at (millions)	September 30, 2012	December 31, 2011

Accounts receivable
Customer accounts receivable	$1,180	$1,178
Accrued receivables — customer	151	111
Allowance for doubtful accounts	(43)	(36)
	1,288	1,253
Accrued receivables — other	203	172
Other	4	3
	$1,495	$1,428
Inventories(1)
Wireless handsets, parts and accessories	$234	$307
Other	46	46
	$280	$353
Accounts payable and accrued liabilities
Accrued liabilities	$581	$579
Payroll and other employee related liabilities	305	287
Restricted stock units liability	44	29
Accrual for net-cash settlement feature for share option awards (Note 13(b))	2	3
	932	898
Trade accounts payable	461	406
Interest payable	90	68
Other	64	47
	$1,547	$1,419
Advance billings and customer deposits
Advance billings	$589	$575
Regulatory deferral accounts	28	24
Deferred customer activation and connection fees	28	32
Customer deposits	24	24
	$669	$655
Other long-term liabilities
Pension and other post-retirement liabilities	$825	$1,053
Other	111	116
Restricted stock units and deferred share units liabilities	57	35
	993	1,204
Regulatory deferral accounts	62	77
Deferred customer activation and connection fees	56	59
Deferred gain on sale-leaseback of buildings	2	3
	$1,113	$1,343

(1)         Cost of goods sold for the three-month and nine-month periods ended September 30, 2012 were $397 (2011 — $376) and $1,051 (2011 — $1,073), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Supplementary cash flow information

		Three months		Nine months
Periods ended September 30 (millions)	Note	2012	2011	2012	2011

Net change in non-cash operating working capital
Accounts receivable		$(112)	$36	$(67)	$5
Inventories		10	(43)	73	(80)
Prepaid expenses		52	47	(82)	(86)
Accounts payable and accrued liabilities		167	21	124	(71)
Income and other taxes receivable and payable, net		(93)	(25)	221	(113)
Advance billings and customer deposits		(6)	8	14	(16)
Provisions		—	(36)	(47)	(58)
		$18	$8	$236	$(419)
Cash payments for capital assets
Capital expenditures
Property, plant and equipment	15	$(374)	$(389)	$(1,187)	$(1,056)
Intangible assets	16(a)	(97)	(81)	(273)	(279)
		(471)	(470)	(1,460)	(1,335)
Change in associated non-cash investing working capital		(4)	35	(3)	(10)
		$(475)	$(435)	$(1,463)	$(1,345)
Cash payments for acquisitions and related investments
Acquisitions and related investments	16(c)	$(40)	$(29)	$(74)	$(89)
Cash acquired		2	—	2	—
Change in associated non-cash investing working capital		—	26	(7)	10
Change in associated non-current provisions		31	—	31	—
		$(7)	$(3)	$(48)	$(79)
Proceeds on dispositions
Proceeds on dispositions		$2	$—	$16	$—
Change in associated non-cash investing working capital		—	—	4	—
		$2	$—	$20	$—
Dividends paid to holders of Common Shares and Non-Voting Shares
Dividends declared in a previous fiscal period, payable in current fiscal period		$(198)	$(178)	$(188)	$(169)
Re-invested in Non-Voting Shares issued from Treasury		—	—	—	54
		(198)	(178)	(188)	(115)
Current period dividends
Declared	12	(199)	(179)	(586)	(527)
Payable at end of period		199	179	199	179
		—	—	(387)	(348)
		$(198)	$(178)	$(575)	$(463)
Long-term debt issued
TELUS Corporation Commercial Paper		$928	$700	$3,624	$2,510
Other		—	—	—	600
		$928	$700	$3,624	$3,110
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(1,235)	$(919)	$(3,721)	$(1,854)
Other		—	(2)	(300)	(1,139)
		$(1,235)	$(921)	$(4,021)	$(2,993)